SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: June, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: June 20, 2006	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1.	Press Release #06-024 dated June 20, 2006

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium expands controlled release business through Pursell acquisition ALL AMOUNTS ARE STATED IN U.S.$	06-024
Date: June 20, 2006

Contact:
Investor/Media Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Contact us at: www.agrium.com

CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today that it has entered into an agreement to acquire certain fixed assets and inventory of Pursell Technologies Inc. and certain of its affiliates (PTI) for a purchase price of $74.5-million (U.S.). The transaction is subject to regulatory approval. The PTI acquisition is expected to increase Agrium’s sales and earnings in the growing and environmentally friendly specialty fertilizer business.
Agrium has pioneered the development of cost-effective controlled release fertilizer products for use in broad acre crop applications, and this transaction is expected to further support that effort. PTI is well known within the industry for coating technologies used in POLYON® polymer-coated fertilizers and TriKote® polymer/sulfur coated fertilizers, used in high value turf and ornamental applications. The combination of complementary Pursell and Agrium technologies and products is expected to reduce costs, expand output and enhance the quality and availability of Agrium’s environmentally friendly polymer-coated controlled release fertilizer, ESN®, for broad acre crops. Agrium intends to combine the sales and earnings from the PTI acquisition with those of its other specialty fertilizer products into a new business segment.
“With the addition of Pursell, we enhance our position as a global leader in environmentally friendly controlled release fertilizers and add another stable earnings stream to our portfolio of businesses and products,” said Mike Wilson, Agrium President and CEO. “The strategic combination of Agrium and PTI should further advance our polymer-coating technological capabilities. We are also excited about the potential to expand our offering of complementary specialty products to our customers and to add the experienced marketing and technology team of Pursell.”
In addition, Agrium has purchased patented technology for emerging non-fertilizer controlled release products for the consideration of $12.5-million plus contingent payments based on a percentage of future sales.

About Pursell Technologies Inc.:
Pursell Technologies Inc. is a premier developer and manufacturer of controlled release fertilizers and pesticides. Based in Sylacauga, AL, the company has been in the fertilizer business since 1904. Pursell Technologies’ POLYON® polymer-coated fertilizers, PRECISE® controlled release crop protection products and TRIKOTE® polymer-coated, sulfur coated fertilizers are marketed worldwide to turf and horticulture professionals. Full-year 2006 EBITDA from the acquired PTI assets is expected to be approximately $10-million.
About Agrium
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North and South America. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the management discussion and analysis section of the Corporation’s most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, receiving regulatory approvals to proceed with the transaction, the successful integration of PTI’s business, weather conditions, the future supply, demand, price level and volatility of natural gas, future prices of nitrogen, phosphate and potash, the differential pricing of natural gas in various markets, the exchange rates for U.S. and Canadian currencies, future fertilizer inventory levels, future nitrogen, potassium and phosphate consumption in North America, future crop prices, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, assumptions pertaining to the continued market growth, asset valuation and financing arrangements. Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.